UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):   [X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q
               [ ] Form N-SAR   [ ] Form N-CSR

                       For Period Ended: December 31, 2005
                                         -----------------

                       [ ]    Transition Report on Form 10-K
                       [ ]    Transition Report on Form 20-F
                       [ ]    Transition Report on Form 11-K
                       [ ]    Transition Report on Form 10-Q
                       [ ]    Transition Report on Form N-SAR

                       For the Transition Period Ended: _____________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________________



                        PART I -- REGISTRANT INFORMATION

                           Ocwen Financial Corporation
                           ---------------------------
                             Full Name of Registrant

                            -------------------------
                            Former Name if Applicable

                        1661 Worthington Road, Suite 100
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                            West Palm Beach, FL 33409
                            -------------------------
                            City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       | (a)  The reason described in reasonable detail in Part III of this form
       |      could not be eliminated without unreasonable effort or expense;
 [X]   | (b)  The subject annual report, semi-annual report, transition report
       |      on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
       |      portion thereof, will be filed on or before the fifteenth calendar
       |      day following the prescribed due date; or the subject quarterly
       |      report or transition report on Form 10-Q, or portion thereof, will
       |      be filed on or before the fifth calendar day following the
       |      prescribed due date; and
       | (c)  The accountant's statement or other exhibit required by Rule
       |      12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In order to fully evaluate the impact of the events described below and ensure a complete and accurate filing, we are filing this request for an automatic 15 day extension for the filing of our Form 10-K for the year ended December 31, 2005.

Subsequent to December 31, 2005, the company became aware of operating results and related events at an organization in which we had a working capital investment that have caused us to reevaluate the realizability of that investment and to record a pre-tax charge to fourth quarter 2005 earnings of approximately $7.2 million, representing the full amount of that investment. We are evaluating the accounting treatment of this organization as a Variable Interest Entity ("VIE") as defined in FIN46(R), as well as the impact of this matter, if any, on Management's Report on Internal Control Over Financial Reporting.

Including this adjustment, our pre-tax earnings for the fourth quarter and full year 2005 were approximately $2.5 million and $20.9 million, respectively, as compared to $2.0 million and $25.4 million for the fourth quarter and full year 2004.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Robert J. Leist, Jr.                    (561) 682-7958
         --------------------                    ------------------------------
         (Name)                                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed ? If answer is no, identify report(s).             [X] Yes [ ] No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                               [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Ocwen Financial Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 17, 2006                By: /s/ ROBERT J. LEIST, JR.
                                         ---------------------------------------
                                     Name:   Robert J. Leist
                                     Title:  Senior Vice President and Principal
                                             Financial Officer

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